File No. 333-219845

As filed with the SEC on December 8, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  2

(Check appropriate box or boxes)

FEDERATED MDT EQUITY TRUST

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED CLOVER VALUE FUND

(A Portfolio of Federated Equity Funds)

By and in exchange for

Class A Shares, Class B Shares, Class C Shares, Class R Shares and Institutional Shares

of

FEDERATED MDT LARGE CAP VALUE FUND

(A Portfolio of Federated MDT Equity Trust)

And

Acquisition of the assets of

FEDERATED MDT LARGE CAP VALUE FUND

By and in exchange for

Class A Shares, Institutional Shares, Service Shares and Class R6 Shares

of

FEDERATED MDT LARGE CAP VALUE FUND

(A Portfolio of Federated MDT Equity Trust)

Title of Securities Being Registered:

Class A Shares, Class B Shares, Class C Shares, Class R Shares, Institutional Shares, Service Shares, and Class R6 Shares,

without par value, of

Federated MDT Large Cap Value Fund

It is proposed that this filing become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 2 to the Registration Statement of the Registrant on Form N-14 (333-219845) is to file Exhibit 12.2, Conformed Copy of Executed Opinion regarding Tax Consequences of the Reorganizations, undertaken in the Registrant’s Correspondence filing of September 15, 2017.

This Post-Effective Amendment No. 2 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on September 26, 2017 pursuant to Rule 485(b) is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on September 26, 2017 pursuant to Rule 485(b) is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12.2 – Conformed Copy of Executed Opinion regarding Tax Consequences of the Reorganizations.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust and Bylaws, except where such indemnification is not permitted by law. However, the Declaration of Trust and Bylaws do not protect the Trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

The Investment Advisory Contract between the Registrant and Federated MDTA LLC ("Adviser"), provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Form of Agreement and Declaration of Trust of the Registrant;	(1)
	1.2	Conformed copy of Agreement and Declaration of Trust of the Registrant dated July 12, 2017;	(2)
	1.3	Conformed copy of Certificate of Trust of the Registrant dated July 12, 2017;	(2)

(2)
	2.1	Form of By-Laws;	(1)
	2.2	Conformed copy of By-Laws of the Registrant dated July 12, 2017;	(2)

(3)	Not applicable

(4)	Conformed copies of the Agreements and Plans of Reorganization are filed as Annex A to the Prospectus/Proxy Statement;	(4)

(5)	Federated Securities Corp. does not issue share certificates for the Fund.

(6)
	6.1	Form of Investment Advisory Contract of the Registrant;	(1)
	6.2	Conformed copy of Investment Advisory Contract of the Registrant dated June 1, 2017;	(2)

(7)
	7.1	Conformed copy of Distributor’s Contract of the Registrant;	(2)

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Agreement of the Registrant;	(2)

(10)
	10.1	Conformed copy of Rule 12b-1 Distribution Plan;	(2)
	10.2	Conformed copy of Multiple Class Plan and Exhibits;	(2)

(11)	Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued dated August 8, 2017;	(3)

(12)
	12.1	Form of Opinion regarding Tax Consequences of the Reorganizations;	(3)
	12.2	Conformed Copy of Executed Opinion regarding Tax Consequences of the Reorganizations;	+

(13)
	13.1	Conformed Copy of Amended and Restated Agreement for Administrative Services between Registrant and Federated Administrative Services dated September 1, 2012, as amended;	(2)
	13.2	Conformed Copy of Amended and Restated Agreement for Administrative Services between Registrant and Federated Administrative Services dated September 1, 2017;	(4)
	13.3	Conformed copy of Transfer Agency Agreement and Exhibit A, as revised on August 1, 2017 between the Federated Funds and State Street Bank and Trust Company;	(2)
	13.4	Definitive Fund Accounting Agreement, Amendments 1-7 and Schedule I, as revised on August 1, 2017, between the Registrant and The Bank of New York Mellon;	(2)
	13.5	Conformed copy of Services Agreement between Federated MDTA LLC and Federated Advisory Services Company;	(2)
	13.6	Conformed copy of Assignment, Assumption and Consent with Schedule 1 and Agency Agreement for Securities Lending Transactions with Amendments 1-21 between Registrant and Citibank, N.A.;	(2)
	13.7	Conformed copy of Second Amended and Restated Services Agreement and Schedule 1, as revised August 1, 2017, between Registrant and Federated Shareholder Services Company;	(2)
	13.8	Conformed copy of Fund Expense/Commission Recapture Services Agreement, as revised on August 1, 2017, between the Registrant and State Street Global Markets, LLC;	(2)
	13.9	Conformed copy of the Federated Investors, Inc. Code of Ethics for Access Persons, effective 1/1/2016	(1)

(14)	Conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated September 22, 2017;	(4)

(15)	Not Applicable

(16)
	16.1	Conformed copy of Power of Attorney of the Registrant relating to the proposed reorganization pursuant to Form N-14 of Federated MDT Large Cap Value Fund into Federated MDT Large Cap Value Fund, a portfolio of the Registrant;	(3)
	16.2	Conformed copy of Unanimous Consent of Trustees of the Registrant authorizing the Secretary and Assistant Secretaries to sign the Registrant’s Registration Statement on Form N-14 with respect to the proposed reorganization of Federated MDT Large Cap Value Fund into Federated MDT Large Cap Value Fund, a portfolio of the Registrant;	(3)
	16.3	Conformed copy of Power of Attorney of the Registrant relating to the proposed reorganization pursuant to Form N-14 of Federated Clover Value Fund, a portfolio of Federated Equity Funds, into Federated MDT Large Cap Value Fund, a portfolios of the Registrant;	(3)

16.4	Conformed copy of Unanimous Consent of Trustees of the Registrant authorizing the Secretary and Assistant Secretaries to sign the Registrant’s Registration Statement on Form N-14 with respect to the proposed reorganization of Federated Clover Value Fund, a portfolio of Federated Equity Funds, into Federated MDT Large Cap Value Fund, a portfolio of the Registrant;	(3)

(17)	Form of Ballot
	17.1	Form of Ballot for Federated MDT Large Cap Value Fund;	(3)
	17.2	Form of Ballot for Federated Clover Value Fund, a portfolio of Federated Equity Funds;	(3)
	17.3	Definitive Registered Ballots for Federated MDT Large Cap Value Fund and Federated Clover Value Fund, a portfolio of Federated Equity Funds;	(4)
	17.4	Definitive VIF Ballots for Federated MDT Large Cap Value Fund and Federated Clover Value Fund, a portfolio of Federated Equity Funds;	(4)

+	Exhibit is being filed electronically with this Registration Statement

CERTAIN RESPONSES ARE INCORPORATED BY REFERENCE TO REGISTRATION STATEMENT FILINGS OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 333-218374 and 811-23259)
(1)	Initial Registration Statement of the Registrant on Form N-1A filed May 31, 2017.
(2)	Pre-Effective No. 1 Registration Statement of the Registrant on Form N-1A filed August 24, 2017.

CERTAIN RESPONSES ARE INCORPORATED BY REFERENCE TO THE REGISTRATION STATEMENT OF THE REGISTRANT FILED ON FORM N-14 (FILE NO. 333-219845)
(3)	Preliminary Registration Statement of the Registrant on Form N-14 filed August 9, 2017.
(4)	Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 filed September 26, 2017.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FEDERATED MDT EQUITY TRUST, has duly caused this Amendment to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 8th day of December, 2017.

FEDERATED MDT EQUITY TRUST
BY:/s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement on Form N-14 has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY:/s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	December 8, 2017
J. Christopher Donahue *	President and Trustee (Principal Executive Officer)
John B. Fisher*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Peter E. Madden*	Trustee
Charles F. Mansfield, Jr.*	Trustee
Thomas O’Neill*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney